Filed pursuant to Rule 253(g)(2)

File No. 024-10877

LEGION M ENTERTAINMENT, INC.

EXPLANATORY NOTE

This Supplement to the Offering Circular should be read in conjunction with the Offering Circular dated March 20, 2019 and is qualified by reference to the Offering Circular except to the extent that the information contained herein supplements the information contained in the Offering Circular.

The Offering Circular is available here: https://www.sec.gov/Archives/edgar/data/1674163/000114420419015156/tv516478_partiiandiii.htm

More recent financial information about the Company is available in its 2019 Semi-Annual Report filed on Form 1-SA, available here: https://www.sec.gov/Archives/edgar/data/1674163/000114420419046553/tv530293_1sa.htm; and in its 2018 Annual Report filed on Form 1-K, available here: https://www.sec.gov/Archives/edgar/data/1674163/000114420419022418/tv519966_partii.htm, and each is hereby incorporated by reference herein.

SUPPLEMENT TO OFFERING CIRCULAR DATED MARCH 20, 2019

THIS SUPPLEMENT IS DATED NOVEMBER 6, 2019

Price

We have determined that the price for each share of our Class A Common Stock will be $10.65. The information in the Offering Circular, including “Dilution,” and “Use of Proceeds,” is qualified by reference to the new price.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The discussion in “The Company’s Business – How We Plan To Make Money” is superseded by the following and the subsections entitled “Operating Philosophy”, “Our Projects” and “Trend Information and Planned Operations” in the Management’s Discussion of Analysis of Financial Condition and Results of Operations are replaced with the following:

How We Plan to Make Money

Entertainment is a complex and constantly evolving industry that employs a variety of business models for the production, distribution and monetization of content. While there are many ways a company can make money in entertainment (and even more ways to lose it!), our plan is to focus on areas in the value chain where having a built-in audience provides a competitive advantage.

Our goal is to develop a slate of projects diversified across genre, medium, and risk profile. As a startup attempting something that has never been done before, we see many of our early projects as experiments that allow us to better understand our business and prove — to ourselves, our investors, and the industry — the value that a fan-owned company can provide. As of this writing (September 2019) Legion M has experimented with many different business models, including the ones listed below:

Feature Film P&A Projects

“P&A” is an industry term for “print and advertising,” and generally refers to the money spent by a distributor to release and market a feature film. To date, Legion M has had two P&A projects: we partnered with NEON for Colossal and Electric Entertainment for Bad Samaritan. While our deal with NEON involved a cash investment, our deal with Electric Entertainment included an investment that was made via an “in-kind contribution,” where the value of our services and money spent promoting the film was treated as a cash investment in the P&A fund. This is a very powerful model for Legion M as we believe the “in-kind” activities we typically undertake to promote movies (e.g. PR, social media marketing, comic-con activations, meetups, etc.) are also valuable in helping us grow the Legion.

From an investment standpoint, P&A projects are attractive because they typically (but not always) have lower risk/reward profiles and quicker returns than other types of film investments. That’s because P&A investments are made with the distributor (rather than the film’s producers), and are typically paid back before equity investments.

From a marketing standpoint, we believe that Legion M can provide significant competitive advantages during the release cycle of a film. From encouraging viral sharing of content that raises awareness to organizing opening night meetups at theaters around the country, Legion M’s community has a demonstrated ability to create authentic, grassroots buzz. We can’t make a bad movie good, but we believe we can help make a good movie a hit.

Feature Film Equity Investment Projects

Generally speaking, equity investments are made early in a feature film’s production cycle to provide the financing required to produce the film. As of this writing (September 2019), Legion M has had three such projects: Field Guide to Evil, Mandy, and Jay and Silent Bob Reboot. In each case Legion M made a cash investment in the film and activated our community around the release. In exchange, we have the potential to earn a cash return on our investment, as well as the ability to earn revenue selling merchandise.

From an investment perspective, equity projects are typically (but not always) higher risk and take longer to provide returns than P&A projects. However, if a film becomes a hit, equity projects typically have potential for greater returns than P&A projects.

Because our involvement with equity projects typically begin before the film has been completed, there are generally more opportunities for us to get the members and investors of the Legion involved in the production process. We believe that providing fans the opportunity to “come along for the ride” during the events leading up to commercial release (e.g. raffling off set visits, providing priority access to join as an extra, hosting livestreams with creators, inviting fans to see the festival premier, etc.) creates grassroots support and buzz that can help a film find a distributor and increase the odds of success once the film is released.

Development

Development generally refers to the earliest stages of the content production cycle, when production companies invest time, money, and “sweat equity” to develop, package, and sell movies, TV series and other entertainment projects. Examples of development activities include reading and evaluating scripts, brainstorming ideas, creating treatments, providing feedback to writers, licensing IP, packaging talent (e.g. showrunners, actors, directors), finding sponsors, creating budgets, and pitching projects to potential buyers/partners. The goal of development is to package a project and then sell it to a studio, network, distributor, sponsor, or other buyer so the project can be produced.

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Legion M has dozens of projects in the development stage. This includes projects like “ICONS: Face to Face” where we invested cash to film a pilot episode, as well as projects like “Airship Cowboys” and “Stunt Team: Drive” where our investment is primarily the time we spend working with partners to develop the idea. Many of our development stage projects have not been publicly announced.

From an investment standpoint, development projects are generally very high risk/reward, meaning that the odds of any given project making it into production are very low, but if you are successful in developing your project into a successful property, the rewards are potentially high. We believe our Legion of fans can give us a competitive edge when it comes to building momentum for projects (e.g. releasing a comic book for Girl With No Name prior to developing the film), leveraging the “wisdom of the crowd” to make decisions (e.g. using the SCOUT platform to find Memory: The Origins of Alien at Sundance), and crowdsourcing ideas and content (e.g. our “Pitch Elevator” project).

Marketing Partnerships

In April of 2019, Legion M announced a marketing partnership with Fox Searchlight (a division of Disney) where Legion M earned revenue, co-marketing support, and exclusives for our members in exchange for promoting the film Tolkien.

From a financial standpoint, this is a powerful business model for Legion M – it’s like a P&A investment but with guaranteed revenue and zero capital at risk. The model only works for certain projects (i.e. we’re not “guns for hire”), but for the right film it can be a win/win for everyone involved. In the case of Tolkien, Legion M provided considerable value by leveraging our community to build awareness and buzz, while the film provided not just revenue, but also exclusive opportunities for our investors (e.g. Hollywood premier tickets, limited edition meetup pins) and a great way to introduce Legion M to the worldwide community of J.R.R. Tolkien enthusiasts.

Tolkien was our first experiment with a marketing partnership, but we’re eager to explore this model further, as it opens the door to many projects (including larger studio films) where other models may not be an option.

Distributions

In April of 2019, Legion M announced a partnership with Screen Media to acquire the North American distribution rights for the documentary Memory: The Origins of Alien. This film was selected primarily by the Legion M community with over 1,000 people casting over 40,000 votes on our FILM SCOUT platform for Sundance Film Festival. Under this partnership, we’re sharing the costs and revenues from the North American distribution of the film across all outlets (e.g. theatrical, DVD, video on demand, streaming, etc.). Screen Media is providing the expertise required to distribute the film, while Legion M is providing marketing muscle that we believe will help make it successful.

This is our first foray into distribution, and we’re eager to see the results. We believe that Legion M can provide a competitive advantage with our community to build awareness of the film. In addition, we look forward to using the film to introduce Legion M to the worldwide community of sci-fi lovers and fans of the Alien franchise.

Merchandising

Ever since our community began, there has been demand for Legion M merchandise that allows our members and investors to show off their Legion M pride. As the community gets larger, that demand grows. Today we have dozens of Legion M items in our store ranging from socks and beanies to t-shirts and mugs.

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In 2018, through our investment in the film Mandy, Legion M acquired a license to produce merchandise for the film, and has had great success selling items ranging from t-shirts and hats to replica props and Halloween masks. We believe our ability to kickstart a new revenue stream (branded merchandise) for a title that likely wouldn’t otherwise have one is valuable for both Legion M and our partners.

In early 2019, we used Kickstarter to launch presales of a comic book and merchandise line for Girl with No Name, a feature film on our development slate. In less than 6 weeks, the Kickstarter campaign closed with over $125,000 in sales (over 18X the average for a comic book on Kickstarter), despite the fact it was a brand new, never-before-released IP.

In addition to generating revenue, we believe that marketing and selling high-quality merchandise is a fantastic way to nurture the fandom of our projects and introduce Legion M to potential new members and investors. As such, merchandise is an area we expect to further develop as a company.

Live Event Productions

Legion M has produced two major live events — the “Celebrating Stan Lee” handprint ceremony and after-party in 2017, and the “Excelsior!” tribute to Stan (benefiting the non-profit charity The Hero Initiative) that we hosted shortly after he passed away. In both cases, we incurred the effort, costs, and risks of hosting the event in exchange for the revenue generated from tickets, merchandise, food/drink, and sponsorship sales. In addition to these major events, Legion M has hosted smaller events including the “Legion M Lounge” at the Sundance Film Festival and at San Diego Comic Con, and the “Fan Oasis” at Los Angeles Comic Con.

As a fan-owned company, we have members and shareholders all over the world who are eager to connect at live events. We believe that fans looking for real-life engagement provide a strong nucleus and can help get the word out about Legion M. We also believe that live events are a fantastic way to introduce new people to Legion M and grow our community. Our events to date have not been designed to turn a profit, but to offset the costs of what would otherwise be considered marketing expenses. As we scale we believe there is potential to turn events into a profit center.

Key Performance Metrics

As a startup, our primary focus is growth. At this stage in our development we have a relatively limited amount of money for our projects, necessitating highly strategic allocation. We consider three primary metrics when evaluating any given project.

REVENUE - Like any other company, the goal of Legion M is to make more money than we spend. Financial success is the key to the long-term viability and success of our company — the more money we make, the more great things we can do.

GROWTH - We believe that growth of our community is the single most important determinant of our success. A Legion of one is insignificant, but a Legion of one million could be invaluable. As such, a project’s ability to help us grow the Legion is an important consideration.

STRATEGIC BENEFIT - Each project Legion M completes becomes a stepping stone to the next. We actively seek projects that allow us to “level up” by forming strategic relationships and developing new capabilities that create long-term value for our company and our partners.

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Effects of Scale on Legion M Projects

In calculating the expenses of our projects, we account for both the money (i.e. cash investments and money spent on marketing, travel, etc.) and time (e.g. the proportional cost of staff salaries who are working on the project) spent on them. It’s important to note that at this stage in our development, the financial investments we make in projects are often relatively small compared to the amount of time we spend on them. However, it’s also important to note that these two expense categories scale very differently. The best way to illustrate this is to use a simplified hypothetical example:

Legion M makes a cash investment of $100,000 in a feature film, with a return based on the success of the film. As part of the deal, we agree to host opening-weekend meetups around the country, which cost us $5,000 worth of man-hours to support and $5,000 worth of travel expenses. We also have $5,000 worth of legal, business development and management expenses associated with the project. In total, considering both our time and our cash, our investment in the project is $115,000.

Based on the box-office success of the film we achieve a 15% return on our cash investment, and when the contract is concluded we receive a check for $115,000. In total, we invested $115,000 (in cash, labor and expenses) and received $115,000 in return, making the project break-even.

While the example above is both fictional and simplified, it is representative of one type of deal Legion M has engaged in. We provide it to illustrate two points that we believe are important to keep in mind when evaluating our company at this stage:

1.	As we grow, we expect the amount of money we have to invest in projects to get larger, whereas we expect the time we spend supporting them to stay about the same (or potentially even go down due to the development of processes and infrastructure). In the example above, if we’d invested $1 million in the film (instead of $100,000), our 15% return would yield us $1,150,000 in return, and after deducting the $15,000 worth of expenses, we’d have ended up with $135,000 in net profit rather than simply breaking even. As we grow our investor base and have more access to capital, we expect to be able to take larger positions in projects, reducing the financial significance of the costs we spend supporting them, and improving our chances of profitability when a project is successful.

2.	Legion M’s strength is proportional to (a) the amount of money we’ve got to invest, (b) the size of our community, and (c) the length of our track record. We’ve seen over the past three years that as these factors have grown, our access to projects has increased, and the terms we’ve been able to negotiate have become more favorable. We expect this trend to continue.

Just as you wouldn’t assess an automotive company on the profitability of its prototypes, we believe the best way to evaluate Legion M is with an eye to the future. The projects we have now are prototypes that allow us to better understand our business and demonstrate what a fan-owned company is capable of. We expect some of these projects will be financially successful and others will not but, in either case, the work we do helps us grow the Legion and “level up” to larger opportunities. In the short time we’ve been operating, we have already seen dramatic improvement in both our access to opportunities and our ability to execute on them. As we grow, we expect these trends to continue. If we achieve our goal of one million shareholders, there could come a day when NO project is out of reach, and it will simply be a matter of choosing which ones we want to get involved in.

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OUR Projects

Active Projects

As of September 2019, the following Legion M projects have either released, or will be releasing soon:

MANDY

In 2017, we invested in the production financing of the feature film Mandy, directed by Panos Cosmatos and starring Nicolas Cage, Andrea Riseborough, Linus Roache, and Bill Duke. The film opened the midnight section of the 2018 Sundance Film Festival, and ended up being one of the best reviewed films of the festival. Legion M partnered with SpectreVision, Umedia, and XYZ Films to help finance both the film and the score, which was one of two-time Academy Award nominee Jóhann Jóhannsson’s final works before his death in 2018. The movie was picked up for distribution by RLJ films, and was released in theaters and on-demand in September of 2018.

Legion M supported Mandy with activations at New York Comic Con, San Diego Comic Con and Los Angeles Comic Con. We also supported the premier at the Egyptian Theater in Hollywood, helping sell out the initial screening in a matter of hours and securing Kevin Smith to host a Q&A that was recorded and shown at theaters around the country for a one-night special event.

When the movie hit theaters, Legion M volunteers organized over 60 meetups around the country, which was more than half of the theaters in which the filmed played. We also created “Home Viewing Party Kits” which we sold from the Legion M store.

In addition to helping finance the film and score, Legion M also secured a merchandise license for the film, and offers a robust array of Mandy merchandise in the Legion M store.

FIELD GUIDE TO EVIL

In early 2017, we invested in production financing for the horror anthology feature film The Field Guide To Evil. The film had its world premiere at the South by Southwest 2018 Film Festival, and released in theaters and on-demand March 29, 2019.

Legion M worked directly with the film’s producers to create activations and opportunities for our investors and members to engage with this project, including Facebook Live interviews with the filmmakers in March of 2018, opening weekend in-theater meetups with free limited edition pins, and sales of “Home Viewing Party Kits” from the Legion M store.

GIRL WITH NO NAME

In October of 2018, Legion M announced a partnership with Co-Op Entertainment’s Laura Ivey (Walking Out, Ithaca) and Tanya Wexler (Hysteria, Buffaloed) for the development of Girl With No Name, a feature film and comic book based on Alex Ranarivelo’s Slamdance Award winning screenplay.

In March of 2019, Legion M launched a Kickstarter for presale packages of a one-shot comic book that used select scenes from the screenplay to tell the origin story of the protagonist. In April, the Kickstarter ended with $125,256 in presales, more than 20 times the initial goal of $6,000. The success of the Kickstarter campaign has generated not just revenue, but also traction for the IP resulting in engagement from the fan community that we believe will be of use in the further development, packaging, and selling of the project.

JAY AND SILENT BOB REBOOT

In January of 2019, Legion M announced that we’d joined Hideout Pictures and Mickey Gooch Jr.’s Skitbags Entertainment as equity investors in Kevin Smith’s Jay and Silent Bob Reboot, a feature film sequel to the 2001 film Jay and Silent Bob Strike Back. The film will release in October 2019 with a multi-prong release strategy that includes two Fathom special events, a “Reboot Roadshow” featuring live performances by the films two stars Kevin Smith and Jay Mews, and openings in selected theaters in conjunction with the “Reboot Roadshow.”

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MEMORY: THE ORIGINS OF ALIEN

On April 26, 2019, Legion M announced a partnership with Screen Media (a division of Chicken Soup for the Soul Entertainment) to acquire the North American distribution rights for Memory: The Origins of Alien, a documentary that premiered at Sundance Film Festival earlier in the year. Under this partnership, we’re sharing the costs and revenues from the North American distribution of the film across all outlets (e.g. theatrical, DVD, video on demand, streaming, etc). The film releases in select theaters and On-Demand October 4th, and will be available for purchase on VOD, DVD, and Blu-Ray November 19th.

This project was unique in that it was selected using data from Legion M’s FILM SCOUT platform, where thousands of fans from around the world cast over 40,000 votes to help us evaluate potential acquisition targets. When the film launches October 4th, it will be the first time that fans have united to find and help fund the distribution of a film from Sundance.

Development Projects

In addition to the projects above that either have released or will be releasing in 2019, Legion M also has many development projects. Development generally refers to the earliest stages of the content production cycle, when production companies invest time, money, and “sweat equity” to develop, package, and sell movies, TV series and other entertainment projects. The goal of development is to package a project and then sell it to a studio, network, distributor, sponsor, or other buyer so the project can be produced. For more information, please see the HOW WE PLAN TO MAKE MONEY section.

While many of Legion M’s development projects have not been announced, some of those that have been publicly announced are listed below:

ICONS: FACE TO FACE

“ICONS: Face to Face” is what we believe to be a first-of-its-kind virtual reality interview series that allows fans to stand face to face with the luminaries, titans and leaders of our time. Created using state-of-the-art virtual reality recording technology, these "virtual time capsules" allow fans to get as close as technologically possible to the people who shape our world.

Imagine if you could go back in time and spend an hour with William Shakespeare, Joan of Arc or Martin Luther King, Jr.? Today's technology gives us an unprecedented opportunity to capture and preserve the legacy of today's icons - told in their own voice and defined on their own terms. By building a library of interviews, Legion M aims to preserve these stories in a way that can inspire people all around the globe; now and for generations to come!

In January 2017, Legion M filmed the pilot episode of the “ICONS” series featuring the legendary Stan Lee. Considered by many to be one of the greatest storytellers of our time, Stan is the co-creator of the Marvel Universe including Spiderman, The X Men, The Avengers, The Fantastic Four, The Incredible Hulk, Iron Man, Dr. Strange, and many, many more. At 94 years old, Stan has amazing energy and a singular point of view on life and love, success and failure, and the little-known origin stories of some of the most popular characters of all time.

In addition to Stan, we also had the opportunity to interview Joan Lee, his wife of nearly 70 years. Joan provided a completely different lens through which to view a man who is loved by so many. The host and interviewer for the pilot was director, actor, author and comedian Kevin Smith—a pop culture Icon in his own right. The experience was shot in Stan Lee’s Los Angeles home.

In capturing these once-in-a-lifetime interviews, we used state of the art (for its time) technology designed to maximize the fidelity of the footage. The resolution of the camera/lens combination captured footage at the threshold of human perception, which we believe will help future-proof it as virtual reality continues to undergo technological advancements. The cameras were positioned very close to Stan and Kevin, putting the viewer at the center of an intimate conversation with a 360-degree view of the room in Stan’s home where the interview took place.

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While the VR capture technology is continuing to rapidly advance, Stan and Joannie are sadly no longer around. We believe our footage is one of the last comprehensive interviews with Stan, captured in excruciatingly high fidelity with one of his closest friends and the love of his life. We hope this footage will provide value for generations to come.

EVERMOR

In March of 2018, Legion M announced the development of a one-hour sci-fi fantasy Steampunk series named "Evermor," created by Legion M members Perry Covington and Erik Figi. In February of 2019, Legion M announced that Andrew Cosby (writer of the 2019 Hellboy movie and co-creater of SyFy’s hit series “Eureka”) has attached to the series as showrunner. We’re currently in the process of trying to package and sell the series.

“ICONS: Face to Face” is wholly owned by Legion M, including the rights to the Stan Lee footage for the pilot. We’ve hired virtual reality producer Brian Seth Hurst of StoryTech Immersive (PBS’s My Brother’s Keeper) to move the development, distribution and monetization of the project forward. We are currently in discussions with several interested partners for distribution and monetization.

PITCH ELEVATOR

Anybody can have a great idea for a movie or TV show but very few people have the connections necessary to get those ideas made. Legion M aims to change that with “Pitch Elevator”.

In October of 2016, we built a full-size elevator set on the show floor of Stan Lee’s Los Angeles Comic Con. Inside were two cameras, a cameraman and a countdown timer. Guests were invited to step inside and give a two-minute pitch for their movie, television show or virtual reality idea.

We captured over 200 pitches at Comic Con, and over 200 more during an online submission period. We then built an online game that allows members of the Legion to evaluate, rank and vote on these pitches. Over the course of multiple rounds, we are currently narrowing the field down to the top 10 pitches, each of whom will win a prize package plus the once-in-a- lifetime opportunity to pitch their idea to a panel of Hollywood insiders. The best of these pitches will win a development deal with Legion M.

“Pitch Elevator” is wholly owned by Legion M. We had a camera crew present at Comic Con that allowed us to capture unscripted footage of the entire event. We feel this is a great project for Legion M as it provides both in-venue activation opportunities and compelling content that help promote Legion M. As of September 2019, we are planning to use our existing footage to prototype what the series could look like as a digital special, series or TV show.

STUNT TEAM: DRIVE

In 2017, Legion M announced the development of “Stunt Team: Drive,” an unscripted docuseries/competition TV series led by Emmy Award winning stunt coordinator Eddie Perez (“Shameless,” Deadpool). “Stunt Team: Drive” goes behind the scenes to watch the best stunt drivers in the world compete as they plan, develop and shoot the best car chase ever. We’re currently in the process of trying to package and sell the series.

AIRSHIP COWBOYS

In March of 2018, Legion M announced “Airship Cowboys,” a half-hour adult animated comedy created by Legion M members Adam Beason and Jed Rigney. This project is currently in development.

MALICE

In March of 2018, Legion M announced “Malice,” a one-hour drama series created by Legion M member Evan Wasserstrom. This project is currently in development.

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JOINTLY DEVELOPED PROJECTS WITH CSS ENTERTAINMENT

In December 2018, Legion M and Chicken Soup for the Soul Entertainment, Inc. (“CSS Entertainment”) announced a strategic partnership to jointly source, develop and produce community driven original content.

Completed Projects

Once a project has reached a point where we don’t expect it to earn significant additional revenue, we consider it completed. As of June 30, 2019, Legion M has the following completed projects.

COLOSSAL

In early 2017, we participated in the theatrical release and marketing of the feature film Colossal starring Anne Hathaway and Jason Sudeikis. We partnered with distribution company Neon Rated, LLC on the P&A for the platform release which began on April 7, 2017. As part of the release of Colossal in April 2017, we hosted meetups all over the country with hundreds of Legion M members and investors attending and creating buzz to help the film’s box office performance. We also produced and sold Colossal merchandise in the Legion M store. This project was completed in 2017.

STAN LEE CELEBRATION

On July 18, 2017, Legion M united fans around the world to give comic book icon Stan Lee a once-in-a-lifetime gift—an imprint ceremony at the TCL Chinese Theatre IMAX. This was the first time in history that fans united to present such an honor, and industry luminaries such as Marvel president Kevin Feige, comedian/director Kevin Smith, SPAWN creator Todd McFarlane, S.H.I.E.L.D. star Clark Gregg and BLACK PANTHER star Chadwick Boseman presented speeches during the ceremony, followed by press interviews and meet and greets with Stan for fans and sponsors.

After the hand and footprint ceremony, Legion M hosted a “Tony Stark House Party” at a 9,000 square foot mansion in the Hollywood Hills for Stan and his 500 biggest fans, which was captured by a professional livestream production crew and broadcast to over 100,000 people watching live on Twitch. We monetized both the ceremony and after party with sponsorships, tickets and merchandise sales.

We had exceptional media coverage of the event, with dozens of outlets covering the ceremony (including a feature story in Variety Magazine), generating an estimated 11+ million media impressions, and creating a terrific PR moment for Legion M and our investors.

As the producer of this event, Legion M covered all the costs associated with the handprint ceremony and party, and monetized the events with sales of sponsorships, tickets, and merchandise. This project was completed in 2017.

BAD SAMARITAN

In 2018, we partnered with Dean Devlin’s production and distribution company Electric Entertainment, Inc., forging an innovative P&A investment for the release of their feature film Bad Samaritan starring David Tennant and Robert Sheehan. The film released on May 4, 2018 on over 2,000 screens in North America. In support, Legion M volunteers organized over 130 opening weekend meetups around the country. This project was completed in 2018.

Excelsior! A Celebration of the Amazing, Fantastic, Incredible & Uncanny Life of Stan Lee

On January 30, 2019, Legion M partnered with Stan Lee’s POW! Entertainment, Kevin Smith’s Smodco, and Agents of Mayhem to produce the official public memorial service for Stan Lee, who passed away in late 2018.  Held in the TCL Chinese Theatre IMAX in Hollywood, California, the event brought fans and talent together to celebrate the life of a man who inspired so many. In addition to courtyard ceremonies with a veteran color guard and press interviews, there were eulogies, poetry readings and panels with such luminaries as Mark Hammill, Lawrence Fishburne and Seth Green. The entire evening was hosted by Kevin Smith, and the event was used to raise awareness and funds for Stan Lee’s charity of choice, The Hero Initiative.  Legion M underwrote a significant cost of the production, which was partially reimbursed through sponsorships and tickets sales. As a memorial and tribute benefiting a non-profit foundation, this project was not intended to make money for the company, but to “give back” the Stan and the community of fans who loved him.

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TOLKIEN

In March of 2019, Legion M announced a partnership with Fox Searchlight (now owned by Disney) for the feature film Tolkien, which opened on May 10th in the US and May 3rd in the UK. Legion M supported the movie with meetups and online promotions in the US and UK in exchange for revenue, co-marketing, and other exclusives related to the film.

Trend Information and Planned Operations

Burn/Runway Analysis

Managing burn rate (the rate at which we’re spending money) and runway (the amount of money we have available to us) is one of the most critical aspects of running a startup. If you spend too fast, the company can run out of money. If you spend too slow, you may never achieve the velocity required to get off the ground. Both of these can be fatal for the company.

In conjunction with the information above, we thought it might be useful to explain how we think about our spending. In general, we consider our expenses to fall in one of four categories:

Management and Overhead

These are the “costs of doing business”—things like office space, accounting, management, human resources, IT, etc. Our goal as we grow is to keep these expenses as low as reasonably possible. For example, having a small, tight-knit team minimizes the need for management overhead and infrastructure. We don’t have administrative assistants, fancy office space, or the layer of management and infrastructure required for a larger organization. We travel coach class on discount airlines, and double up in hotel rooms or even crash on friend’s couches whenever possible to save on travel costs. Our founders have taken big pay cuts to work at Legion M, and are working for salaries well below what they could make elsewhere. We do this because our upside with Legion M is the same as yours – the value of the stock. We want to spend every dollar we can to grow the value of that stock.

Growing the Legion

As described above (see MANAGEMENT EVALUATION OF OPERATING RESULTS), we believe that growing the size of our community is the single best way for us to increase the value of our company. Everything we do – from the projects we take on to the activations we do at comic cons and film festivals – is done with an eye towards how it can help us grow our Legion of members and investors.

The money we spend on growth varies greatly from month to month. As a data driven company (both our founders have deep Silicon Valley roots), our focus is finding cost-effective ways for us to promote and grow the Legion. For example, we’ve found that online advertising is a good way for us to find new investors. The great thing about this sort of marketing is we can measure the conversion rate of each campaign, and scale it accordingly. If a campaign is converting at a reasonable cost, we turn it up. If it’s not we turn it off. We’re willing to spend quite a lot of money on marketing like this, but only because we know that it’s being spent efficiently.

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Another example of a technique we use to grow the Legion is strategically partnering on projects. We’ve found that marketing Legion M in the context of a project is one of the most efficient ways for us to grow the Legion. Most of the activities we take on behalf of our investments involve things like marketing on social media, hosting panels at comic-cons, organizing volunteer meetups, which are all great ways for us to grow our community.

External Project Expenses

The financing, development, and monetization of entertainment projects is the engine that will eventually drive our business. To date, this includes external projects (Colossal, Mandy, Field Guide to Evil, Bad Samaritan, Memory: The Origins of Alien, Jay and Silent Bob Reboot) that we invest in, as well as internal projects (e.g. “ICONS: Face To Face,” “Pitch Elevator,” “Girl with No Name,” “Evermor,” “Malice,” “Airship Cowboys,” etc.) that we develop ourselves.

The financial investments we are capable of making is growing each year, but still relatively small by Hollywood standards. The returns on these investments (particularly development, equity and distribution investments) can take a VERY long time to materialize. For example, the rights we partnered with Screen Media to acquire for Memory: The Origins of Alien will allow us to earning revenue on that title for decades. Our potential to earn revenue on internally developed projects (e.g. “Girl With No Name”) last in perpetuity--but only if we’re successful in getting them made, which can take years. Girl With No Name is the first of our development projects to generate revenue with comic book presales, but our goal for that project is to turn it into a feature film.

At this point in the company’s development, we see each project largely as a stepping stone to help us grow our community and establish Legion M in the industry. As you can see in the section “HOW WE PLAN TO MAKE MONEY”, we’re actively experimenting in many different realms with many different models. While every investment we’ve made so far has been done with an intent to make a profit (with the exception of the Celebrating Stan Lee Event and Excelsior! Stan Lee Tribute benefiting the Hero Initiative – the goal which was to break even rather than turn a profit), we believe there is also significant value in these early projects’ ability to grow our community, strategically “level up” within the industry, and serve as prototypes that allow us to better understand the opportunities and challenges of activating our first-of-its kind community.

Internal Project and Business Development

This is the equivalent of “R&D”—the resources we spend cultivating and developing new projects and opportunities. Some examples include:

•	Creating and cultivating relationships with partners (studios, agents, talent, distributors, production companies, sponsors, etc.) who may have projects we’re interested in, or might be interested in our projects.

•	Negotiating partnerships and acquiring rights associated with films, books, scripts and other entertainment content.

•	Reading and evaluating scripts and project proposals.

•	Developing internal ideas (e.g. brainstorming, writing treatments, packaging projects, etc.) and external ideas (e.g. spec scripts, TV pitches, etc.) with our partners.

•	Pitching projects to potential buyers and/or financiers.

•	Developing new lines of business (e.g. merchandise, event sponsorships) for Legion M and our projects.

•	Developing technology (e.g. SCOUT, M-Pulse, Meetup Maker) that allow Legion M to harness the power of our community).

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Most of the activities for this category are undertaken by our existing team, which means the costs are largely reflected in the burn rate of our employees and contractors.

Future Considerations

As described above, our goal is to keep overhead expenses as low as possible so we can maximize the amount of money spent on growing the Legion and developing entertainment projects. That said, over time we expect some increases in our operating expenses in the following areas:

•	Having successfully proven many of the key tenants of our proposition, we now consider Legion M in a growth phase. As such, we plan to continue accelerating spending on marketing that will help grow the Legion M community.

•	As we grow, we may add additional staff and/or part-time employees/contractors to execute our business plan. As of this writing (September 2019) and subsequent to Interim 2019, we have hired one additional full-time employee, converted one of our part-time employees into a full-time employee, and brought on 4 additional part-time employees that work, in combination, approximately 20 hours per week. We do not currently have any additional open positions, but we expect that may change in the future. As a rule, we are very careful and slow to hire, as we want to ensure we’re closely managing our burn rate.

•	Compensation for Legion M’s top executives is significantly below market rates for their experience/position and well below the compensation they earned at previous companies. This is common for executives during the startup phase, but as the company matures we expect to increase executive pay closer to market levels.

•	Currently our team primarily works remotely, and while we pay a monthly fee for conference room space in Century City, CA, we don’t have costs associated with dedicated office space (e.g. rent, utilities, furniture, reception staff, etc.). As we continue to grow, our needs may change, which could increase our monthly fixed costs.

Company Trends and Activities

The following sections contain a discussion of some, but not all, of our planned activities in the coming months. There’s no guarantee that we’ll follow this plan, or be able to execute it successfully. As a startup, we’re constantly changing and evolving as we react to current opportunities and market conditions. That said, the information below may be useful in understanding the way we look at the business.

Growing the Legion/Fundraising

At this point in the company’s development, we believe that growing the size of our community is the single best way for us to increase the value of our company. That’s because the strength, power, and value of our company depends on the size and strength of our community. As our Legion of fans grows, so will our access to high quality entertainment projects and our ability to market and support these projects.

Growing the number of investors in the company is also critical in that it provides the capital necessary for our growth. While we are open to the prospect of bringing in strategic investors to increase our capital reserves, we are first and foremost a company designed to be owned by FANS. While it may be harder to bring in a large amount of capital $100 at a time, we believe the company is stronger because of it.

Marketing is extremely important for us to grow the Legion. In general, we plan to spend up to 25% of the money we raise from our crowdfunding offering marketing and promoting the Legion. The money we spend on marketing builds our brand, enhances our public visibility, and grows our community. This in turn drives growth of the Legion, and increases our competitive advantage. Some of the primary marketing channels we expect to use include:

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•	Online advertising;

•	Attending and/or exhibiting at conventions and film festivals;

•	Community events (i.e. Meetups);

•	Creating and encouraging viral sharing opportunities for our members;

•	Public relations, including speaking on panels and creating bylines for publication;

•	Sponsoring of events/activities;

•	Referral programs; and

•	Developing, printing, and distributing promotional materials (i.e. promo cards, buttons, stickers, etc.) that enable members of our Legion of fans to help spread the word.

Our marketing costs fluctuate heavily based on business conditions. If a method of marketing is successful (meaning that it is effective at growing the Legion) we increase our spending. If it’s not effective, we can turn it down or even shut it off completely. For more information, please read the “BURN/RUNWAY ANALYSIS” section of this document.

Project Development

Aside from growing the Legion, we expect to continue developing entertainment projects. The amount of money we invest in projects will depend heavily on the results of our future fundraising rounds. Our budgets today (as of September 2019) are typically measured in hundreds of thousands of dollars. In general, we’ve seen an upward trend in our budgets as the company and our capital resources have grown. As described in the “EFFECTS OF SCALE ON LEGION M PROJECTS” section of this document, in many cases increased capital investment can result in increased ROI and can also improve our negotiating position. As such, we hope to continue making larger investments in larger projects as the company scales.

Our goal as a company is to maintain a slate of projects that is diversified across genre (i.e. comedy vs. horror), medium (i.e. feature film vs. TV vs. virtual reality) and risk profile (i.e. high risk, early stage projects vs. lower risk, late stage projects). As described in the “HOW WE PLAN TO MAKE MONEY” section of this document, the range of projects on our slate is quite large, and we expect it to continue to grow as we experiment and evolve.

Business Development

Since inception, Legion M has seen steady growth in our access to partners and deals. We plan to continue investing in business development to generate business and marketing opportunities for Legion M. This activity consists of sourcing entertainment projects, sourcing distribution channels, producing events and marketing opportunities, networking with potential advisory board members and/or board of directors’ members and potential marketing partners.

Harnessing the Power of the Community

One of Legion M’s foremost assets is our community of investors and members. We’ve seen firsthand how the talents and efforts of our most enthusiastic investors can be used to contribute to the success of THEIR company. As such, we are constantly seeking ways to engage our community and expect to continue devoting time and resources to developing tools, infrastructure, and processes that allow us to harness its power. Some examples include:

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•	Meetup Maker: an online tool that allows Legion M volunteers to organize local meetups in their area for movie premieres, and other Legion M meetups.
•	SCOUT: an online system that allows Legion members/investors to become Legion M scouts and help evaluate potential projects at film festivals.
•	Mogul: an online system that enabled Legion M members/investors to rate and evaluate over 400 pitches as part of the Pitch Elevator project.
•	M-Pulse: an online system that allows Legion M investors to rate and evaluate Legion M’s past, present, and future slate of projects.
•	Legion M Members-Only Facebook Group: a Facebook group that gives members and investors of Legion M the opportunity to communicate directly with the Legion M executives and staff.
•	The Sponsorship Program: A program that allows Legion M members/investors to earn sales commissions on sponsorships of Legion M events.

Plan of Distribution and Selling Shareholders

This section is updated by adding the following subsection after “Plan of Distribution and Selling Shareholders - Plan of Distribution”:

Perks

The company intends to offer perks to investors in the form of t-shirts and similar merchandise, depending on availability.

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